Cool Opportunity

Madeleine MacRae
To: Karen Essary <karenpessary@gmail.com>

Tue 7/26/2022 11:58 AM

Hey Karen!!!

I know that you heard about this through Exciting Windows, but, as one of my private clients, I wanted to reach out to you personally too!

As you know, I soft launched my new business, Homepro Toolbox, late last year and I've been intensely building it out for the past 6 months. And, this week, we are FINALLY ready to launch our new website and to kick off an intensive marketing campaign to get this thing moving.

We want to show up and take market share FAST. Since it's a subscription model, I'm looking to hit 1,000 members by early Q2 next year and continue forward fast. If you want to take a look and see if it might be a good fit for a small part of your portfolio, I would be honored to have you invest.

I'm doing my raise through equity crowdfunding on Wefunder. Here's the link to the raise: https://wefunder.com/homepro.toolbox/

And, I'm hosting a webinar on Thursday to go over all the details. The link is below my signature.

Would love to hear your thoughts!!!

- Madeleine

Be sure to check out the incredible opportunity to **INVEST** in Homepro Toolbox!
For more details, click **here** to register for our Webinar, Thursday, July 28th, 12pm Eastern.